



09058663

COMMISSION
.549

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden | |
| hours per response......12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 52452 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING _____12/31/08_____

                                                     MM/DD/YY                                                 MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newpott Capital Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Thames St.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

                                                           (No. and Street)

Newport                                      RI                             02840

            (City)                                    (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Thomas F Flynn                                          732-842-9450

                                                               (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    O'Connor Davies Munns & Dobbins LLP

                                     *(Name – if individual, state last, first, middle name)*

  60 East 42nd St.                             New York NY  10165

    (Address)                                       (City)                          (State)  (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
**101**

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)
           **Potential persons who are to respond to the collection of
           information contained in this form are not required to respond
           unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, _____ Anthony S Rust _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Newport Capital Inc. _____, as of _____ December 31 _____, 2008 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
                                         Signature

                                         President
                                         Title

_Christine Arruda_
          Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. cash flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



O'Connor Davies Munns & Dobbins, llp

ACCOUNTANTS AND CONSULTANTS

## Independent Auditors' Report

**The Board of Directors**
**Newport Capital, Inc.**

We have audited the accompanying statement of financial condition of Newport Capital, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in al material respects, the financial position of Newport Capital, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in al material respects in relation to the basic financial statements taken as a whole.

*O'Connor Davies Munns & Dobbins, LLP*

New York, New York
February 19, 2009

The Lincoln Building, 60 East 42nd Street, New York, New York 10165    212.286.2600 tel    212.286.4080 fax    www.odmd.com

# Newport Capital, Inc.

## Statement of Financial Condition

### December 31, 2008

**ASSETS**

Cash $ 62,881

**LIABILITIES AND STOCKHOLDERS' EQUITY**

Liabilities

    Accounts payable $ 10,200

Stockholders' Equity

    Common stock, no par, 100 shares authorized,

      40 shares issued and outstanding 4,000

    Additional paid-in capital 32,500

    Accumulated earnings 16,181

      Total Stockholders' Equity 52,681

$ 62,881

See notes to financial statements

# Newport Capital, Inc.

## Statement of Operations

## Year Ended December, 31, 2008

| | |
|---|---:|
| **REVENUE** | |
| Fees | $ 711,178 |
| Other income | 485 |
| | |
| Total Revenue | 711,663 |
| | |
| **EXPENSES** | |
| Salaries and other employee costs | 274,382 |
| Consulting | 207,000 |
| Occupancy | 27,381 |
| Regulatory fees and expenses | 1,558 |
| Other expenses | 75,565 |
| | |
| Total Expenses | 585,886 |
| | |
| Net Income | $ 125,777 |

See notes to financial statements

# Newport Capital, Inc.

## Statement of Changes in Stockholders' Equity

### Year Ended December 31, 2008

|  | Common Stock | Additional Paid-in Capital | Accumulated Earnings | Total |
|---|---|---|---|---|
| Balance, beginning of year | $ 4,000 | $ 32,500 | $ (24,729) | $ 11,771 |
| Net Income | - | - | 125,777 | 125,777 |
| Shareholder distributions | - | - | (84,867) | (84,867) |
| Balance, end of year | $ 4,000 | $ 32,500 | $ 16,181 | $ 52,681 |

See notes to financial statements

# Newport Capital, Inc.

## Statements of Cash Flows

### Year Ended December 31, 2008

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income | $ | 125,777 |
| Adjustments to cash flows from operating actvities | | - |
| Cash Flows From Operating Activities | | 125,777 |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Shareholder distributions | | (84,867) |
| Cash Flows (Used) in Financing Activities | | (84,867) |
| Net (Decrease) in Cash and Cash Equivalents | | 40,910 |
| | | |
| **CASH** | | |
| Beginning of year | | 21,971 |
| End of year | $ | 62,881 |

See notes to financial statements

**1. Organization**

Newport Capital, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors.

**2. Summary of Significant Accounting Policies**

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Cash Equivalents**

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

**Income Tax Status**

As a Subchapter S Company the Company's Federal and State income is taxed in the individual income tax returns of its shareholder. While the company has not yet completed a study of the potential affect of adoption of FIN 48, in the opinion of management, adoption of FIN 48 should not have a significant affect on the Company. The Company's current accounting policy is to provide liabilities for uncertain tax positions when a liability is probable and estimable.

**3. Concentration of Credit Risk and Financial Instruments With Off-Balance Sheet Risk**

The Company introduces its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

4.      **Commitment**

The Company leases office space on a month to month basis.

5.      **Net Capital Requirements**

As a broker-dealer, the Company is subject to the SEC's uniform net capital rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2008, the Company had net capital of $52,681 which was $47,681 in excess of its required net capital. The Company's net capital ratio was .19 to 1.

# Supplemental Information

**Newport Capital, Inc.**

Computation of Net Capital Under

Securities and Exchange Commission Rule 15C3-1

December 31, 2008

| | | |
|---|---|---:|
| Total stockholders' equity qualified as net capital | $ | 52,681 |
| Minimum net capital requirement - 6-2/3% of aggregate indebtedness, or $5,000, whichever is greater | | 5,000 |
| Excess of net capital over minimum requirement | | 47,681 |
| Total aggregate indebtedness liabilities | | 10,200 |
| Percentage of aggregate indebtedness to net capital | | 19.36% |

RECONCILITAION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

There is no material difference between the above and the calculation included in the Company's unaudited FOCUS report as of December 31, 2008.

**Newport Capital, Inc.**

Computation of Reserve Requirements
Under Exhibit A of Securities and Exchange Commission Rule 15c-3

December 31, 2008


The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.


&middot; Schedule Relating to the Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c-3

December 31, 2008


The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

# Supplementary Report
# of Independent Auditors

# O'Connor Davies Munns & Dobbins, llp
## ACCOUNTANTS AND CONSULTANTS

## Independent Auditors' Report on Internal Control Structure
## Required by Sec Rule 17a-5

**The Board of Directors and Shareholder**
**Newport Capital, Inc.**

In planning and performing our audit of the financial statements and supplemental schedules of Newport Capital, Inc.. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*O'Connor Davies Munns & Dobbins, LLP*

New York, New York
February 19, 2009

# Newport Capital, Inc.

Financial Statements

December 31, 2008